

N E W S   R E L E A S E

News Release 2003-08   April 16, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

UPDATE

On April 8th, 2003 (NR 2003-7), Queenstake Resources Ltd. announced its termination of the Asset Purchase and Sale Agreement (the "Agreement") with AngloGold (Jerritt Canyon) Corp. and Meridian Jerritt Canyon Corp. (the "Sellers") to acquire the Jerritt Canyon Mine. (NR 2003-4).

Since then the Company has been attempting to negotiate with the Sellers a new acquisition agreement but has not been successful.

The Agreement calls for a break fee of US$250,000 to be paid in the event the transaction does not close for certain reasons. Queenstake has received a demand for payment of the break fee from the Sellers; however Queenstake is asserting a claim for payment of the break fee from the Sellers for breach of the Agreement.   We anticipate there will be a dispute regarding these matters and Queenstake intends to vigorously assert its position.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com   web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com